May 15, 2015

Office of Registration and Reports U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:           Context Capital Funds File Numbers 333-191710/811-22897

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Context Capital Funds please find: (i) a copy of the Context Capital Funds Investment Company Blanket Bond No. 596432263 (the “Fidelity Bond”) issued by Continental Insurance Company in the amount of $400,000; and (ii) a secretary’s certificate certifying the resolutions approved at a meeting with the Board of Trustees (“Trustees”) held on January 15, 2014, at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Fidelity Bond.

The Trust paid the premium of $6,600 for the period commencing January 28, 2015 and ending January 28, 2016.

Respectfully submitted,

/s/Vicki S. Horwitz
Vicki S. Horwitz
Secretary to the Registrant